Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

CONNECTED TRANSACTION

PROPOSED INVESTMENT IN TRUST SCHEME

The Board announces that each of the Company, CLIC and P&C Company (each as the principal and beneficiary) agreed to subscribe for, through AMC (as the authorized agent), the trust units under the Trust Scheme established by Shanghai Trust (as the trustee). In this connection, CLIC and P&C Company agreed to subscribe for 3 billion and 1 billion trust units of RMB1 each issued by Shanghai Trust under Phase I of the Trust Scheme at RMB3 billion and RMB1 billion, respectively, whereas the Company proposed to subscribe for the trust units of RMB1 each issued by Shanghai Trust under Phase II of the Trust Scheme at not more than RMB6 billion.

The trust funds under the Trust Scheme shall not be more than RMB10 billion. The trust funds shall be used for the provision of loans to Huarong Asset, and such loans shall only be applied to Huarong Asset’s non-performing assets business that is operated within the business scope of Huarong Asset and in compliance with applicable laws and regulations. Idle funds (including gains derived from the trust) shall only be deposited into banks.

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. P&C Company is held as to 60% and 40% by CLIC and the Company respectively, and is therefore an associate of CLIC. Thus, P&C Company also constitutes a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. Shanghai Trust is an associate of CLIC and P&C Company by virtue of its acting as the trustee of the Trust Scheme of which CLIC and P&C Company are beneficiaries, and is therefore a connected person of the Company. Given that one or more of the applicable percentage ratios in respect of each of the trust remuneration and management fee payable to Shanghai Trust and AMC, respectively, in connection with the Trust Scheme are less than 0.1%, the arrangement for payment of each of the trust remuneration and management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

BACKGROUND

The Board announces that each of the Company, CLIC and P&C Company (each as the principal and beneficiary) agreed to subscribe for, through AMC (as the authorized agent), the trust units under the Trust Scheme established by Shanghai Trust (as the trustee). In this connection, CLIC and P&C Company agreed to subscribe for 3 billion and 1 billion trust units of RMB1 each issued by Shanghai Trust under Phase I of the Trust Scheme at RMB3 billion and RMB1 billion, respectively, whereas the Company proposed to subscribe for the trust units of RMB1 each issued by Shanghai Trust under Phase II of the Trust Scheme at not more than RMB6 billion.

The trust funds under the Trust Scheme shall not be more than RMB10 billion. The trust funds shall be used for the provision of loans to Huarong Asset, and such loans shall only be applied to Huarong Asset’s non-performing assets business that is operated within the business scope of Huarong Asset and in compliance with applicable laws and regulations. Idle funds (including gains derived from the trust) shall only be deposited into banks.

TRUST DOCUMENTS

Each of the Company, CLIC and P&C Company agreed to subscribe for trust units under the Trust Scheme in accordance with the Trust Contract and enter into a subscription risk statement with Shanghai Trust.

The Company (as the principal and beneficiary) proposed to enter into a subscription risk statement with Shanghai Trust (as the trustee) through AMC (as the authorized agent). Except for the subscription amounts and the payment schedule, the terms of the subscription risk statement entered into by each of the Company, CLIC and P&C Company with Shanghai Trust are substantially the same. Pursuant to the subscription risk statement, the execution by each of the principal or its agent of the subscription risk statement shall constitute its acknowledgement and acceptance of the trust documents, including the Trust Contract.

Commission File Number 001-31914

Size of the Trust Scheme and payment of the trust funds

The trust funds under the Trust Scheme shall not be more than RMB10 billion, comprising not more than 10 billion trust units at the nominal value and subscription price of RMB1 per trust unit. An amount of RMB4 billion in Phase I has been subscribed by CLIC and P&C Company, whereas an amount of not more than RMB6 billion in Phase II shall be subscribed by the Company. The Company will make the above payment by installments. Detailed payment schedule will be specified in the subscription risk statement to be entered into between the Company and Shanghai Trust.

The above payment by the Company shall be funded by the Company’s internal resources.

Term of the Trust Scheme

The Trust Scheme is expected to have a term of not more than 72 months. The expected term of the trust units in each phase under the Trust Scheme shall run from the date on which the trust units in such phase are established until after 60 months from the payment date of the last installment of the trust funds in that phase. In certain circumstances specified in the Trust Contract, the term of the Trust Scheme and the term of the trust units in each phase thereunder may be terminated prior to the expiration of their respective terms or may be extended.

Investment scope of the Trust Scheme

Pursuant to the Trust Contract, the trust funds shall be used for the provision of loans to Huarong Asset, and such loans shall only be applied to Huarong Asset’s non-performing assets business that is operated within the business scope of Huarong Asset and in compliance with applicable laws and regulations. Idle funds (including gains derived from the trust) shall only be deposited into banks.

Shanghai Trust and Huarong Asset have entered into a trust loan contract prior to the establishment of the Trust Scheme. The loan amount shall not exceed an aggregate of RMB10 billion, which will be provided in ten installments with no more than RMB1 billion each. Each installment of the loan shall have a term of not more than 60 months, and interests shall be charged at a fixed annual interest rate. Huarong Asset shall pay the loan interests in respect of any installment of the loan on the 20th calendar day of the last month in each quarter, the payment due date or early repayment date of the loan, and shall repay the principal of each installment of the loan in a lump sum at the due date of that installment.

Huarong Asset is a non-bank financial institution, which is primarily engaged in asset operation and management business, financial intermediary business, financial investment business, and equity management business, etc. The asset operation and management business is the core business of Huarong Asset, which includes acquisitions of non-performing assets by Huarong Asset in accordance with market principles, and realization of cash returns through the means of restructuring, operation and disposition. Based on the audited financial statements of Huarong Asset prepared in accordance with the China Accounting Standards for Business Enterprises, the audited total assets and net assets of Huarong Asset as at 31 December 2013 were approximately RMB408,661 million and RMB52,534 million, respectively; the operating income and net profit of Huarong Asset for the year 2013 were approximately RMB29,283 million and RMB10,093 million, respectively.

Commission File Number 001-31914

Huarong Asset undertakes that such loan will be used to (i) repay the loans borrowed by it from banks for its acquisition of non-performing assets; and (ii) purchase the non-performing assets that meet certain standards, including but not limited to: the industry to which the assets relate is not prohibited or restricted by the state, and the assets are non-residential assets, in particular, a real estate project shall be located at a place that has favourable geographical advantages; the assets are expected to generate sufficient cash flow, and the protective measures are sufficient and effective.

Trust benefit distribution

Pursuant to the Trust Contract, Shanghai Trust shall distribute trust benefits to the beneficiaries out of the trust assets after deduction of trust costs and other liabilities. The trust benefits to be distributed by Shanghai Trust to the beneficiaries are mainly derived from the principal of the loan and any interests accrued thereon to be repaid by Huarong Asset. The expected annual rate of return in respect of trust units under the Trust Scheme is set out in the Trust Contract. Shanghai Trust shall calculate the trust benefits attaching to trust units on the 20th calendar day of the last month in each quarter since the establishment of the Trust Scheme, as well as the termination date (or early termination date) of the Trust Scheme, and shall distribute the trust benefits to the beneficiaries within three business days of each calculation date.

Trust costs

All costs in connection with the management and operation of the trust assets under the Trust Scheme shall be paid out of the trust assets, including, among others, the trust remuneration payable to Shanghai Trust at a rate of 0.05% per annum, the management fee payable to AMC at a rate of 0.04% per annum, and the custodian fee payable to a custodian bank at a rate of 0.01% per annum.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The Company believes that the non-performing asset management industry of the PRC has tremendous potentials and opportunities under the current economic and regulatory environment, and Huarong Asset has remarkable strengths in the non-performing asset management industry and a stronger capability to repay debts. The Trust Scheme also has notable advantages in its rate of return. As such, it is expected that the Transaction will generate a steady and relatively high investment income, which will be in line with the demands for assets allocation of insurance funds and conducive to the improvement of investment return of insurance assets.

The Directors (including the independent non-executive Directors) are of the view that the Transaction is conducted on normal commercial terms, is fair and reasonable and in the interests of the Company and its shareholders as a whole. Mr. Yang Mingsheng, Mr. Lin Dairen, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong hold positions in CLIC and/or P&C Company and have abstained from voting on the board resolution passed to approve the Transaction.

Commission File Number 001-31914

RISKS OF THE TRANSACTION

The risks of the Transaction mainly include the risk relating to laws and policies, operational risk, credit risk, management risk, and the risk for the early termination of the trust, which are listed out as follows:

During the term of the trust, any adjustments to the PRC’s macro-economic policies may have an adverse impact on the business operation of Huarong Asset, which would affect the gains from the trust assets. The operation of Huarong Asset is affected by its management capability, market outlook, quality of its employees and its technical capability, which might as a result affect its profitability and operational capacity, and the gains from the trust assets. If Huarong Asset maliciously breaches the contract by not performing its obligation to repay the principal of the loan and any interests accrued thereon, or fails to perform such obligation as a result of the deterioration of its business operation due to such reasons as adverse effects from an external environment or any improper business operations, the security of the trust assets would be affected. In addition, the Trust Scheme may, during its operation, be affected by the misjudgment of Shanghai Trust in respect of the market and economic situations, incomplete information obtained by it or any mistakes made in the course of handling trust matters. Further, in the event that Huarong Asset is facing a major credit risk, Shanghai Trust will have the right to accelerate the payment of the loan, to recover all or part of the principal of the loan and to terminate the trust prior to its original term, in which case, due to the early termination of the trust, the total amount of the trust benefits obtained by the beneficiaries will be lower than the expected trust benefits.

LISTING RULES IMPLICATIONS

CLIC, the controlling shareholder of the Company, currently holds approximately 68.37% of the issued share capital of the Company and is a connected person of the Company. P&C Company is held as to 60% and 40% by CLIC and the Company respectively, and is therefore an associate of CLIC. Thus, P&C Company also constitutes a connected person of the Company. As such, the Transaction constitutes a connected transaction of the Company under Chapter 14A of the Listing Rules. Given that one or more of the applicable percentage ratios in respect of the Transaction are more than 0.1% but less than 5%, the Transaction is subject to the reporting and announcement requirements but exempt from the independent shareholders’ approval requirement under Chapter 14A of the Listing Rules.

AMC, a non-wholly owned subsidiary of the Company, is held as to 40% by CLIC and is therefore a connected subsidiary of the Company. Shanghai Trust is an associate of CLIC and P&C Company by virtue of its acting as the trustee of the Trust Scheme of which CLIC and P&C Company are beneficiaries, and is therefore a connected person of the Company. Given that one or more of the applicable percentage ratios in respect of each of the trust remuneration and management fee payable to Shanghai Trust and AMC, respectively, in connection with the Trust Scheme are less than 0.1%, the arrangement for payment of each of the trust remuneration and management fee is exempt from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules.

Commission File Number 001-31914

GENERAL

The Company is one of the leading life insurance companies in the PRC. It offers individual and group life insurance, annuities, accident and health insurance products and services.

CLIC, the controlling shareholder of the Company, offers insurance policies to groups and individuals, which are managed by the Company under the policy management agreements.

P&C Company is principally engaged in insurance business and its scope of business includes: property and casualty insurance, liability insurance, credit and guarantee insurance, short-term health insurance and accidental injury insurance, re-insurance in connection with the above insurance businesses, insurance fund application business permitted under the PRC laws and regulations, and other businesses approved by CIRC.

Shanghai Trust’s business scope includes: fund trust, chattel trust, real estate trust, negotiable securities trust, trust of other properties or property rights, engagement in the business of investment funds in the capacity of a sponsor of investment funds or fund management companies, and the businesses involving reorganization of corporate assets, merger and acquisition, project finance, corporate wealth management and financial advisory services, operation of the securities underwriting business approved by the relevant departments of the State Council, etc.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“AMC”	(China Life Asset Management Company Limited), a company established under the laws of the PRC with limited liability and a non-wholly owned subsidiary of the Company

“associate”	has the meaning given to it under the Listing Rules

“Board”	the board of Directors of the Company

“CIRC”	China Insurance Regulatory Commission

“CLIC”	(China Life Insurance (Group) Company), a state-owned enterprise established under the laws of the PRC and the controlling shareholder of the Company

Commission File Number 001-31914

“Company”	China Life Insurance Company Limited, a joint stock limited liability company incorporated in the PRC

“connected person”	has the meaning given to it under the Listing Rules

“controlling shareholder”	has the meaning given to it under the Listing Rules

“Directors”	the directors of the Company

“Hong Kong”	Hong Kong Special Administrative Region of the PRC

“Huarong Asset”	(China Huarong Asset Management Co., Ltd.), a joint stock limited liability company established under the laws of the PRC, the controlling shareholder of which is the PRC Ministry of Finance and whose issued share capital is held as to approximately 5.05% by CLIC

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange

“P&C Company”	(China Life Property and Casualty Insurance Company Limited), a joint stock limited liability company incorporated under the laws of the PRC and a subsidiary of CLIC

“PRC”	the People’s Republic of China, which for the purposes of this announcement excludes Hong Kong, Macau Special Administrative Region and Taiwan Region

“RMB”	Renminbi, the lawful currency of the PRC

Commission File Number 001-31914

“Shanghai Trust”	(Shanghai International Trust Co., Ltd.), a company established under the laws of the PRC with limited liability

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subscription risk statement”	the Subscription Risk Statement for Trust Units under Shanghai Trust – Huarong Asset’s Collective Fund Trust Scheme entered into by each of the Company, CLIC and P&C Company with Shanghai Trust through AMC

“Transaction”	the joint investment by the Company, CLIC and P&C Company in the Trust Scheme

“Trust Contract”	Shanghai Trust – Huarong Asset’s Collective Fund Trust Contract issued by Shanghai Trust (as the trustee) on 12 September 2014

“Trust Scheme”	Shanghai Trust – Huarong Asset’s Collective Fund Trust Scheme established by Shanghai Trust in accordance with the Trust Contract

By Order of the Board China Life Insurance Company Limited Heng Victor Ja Wei Company Secretary

Hong Kong, 28 October 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping